

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2021

Alexander Davis
Chief Executive Officer
Disruptive Acquisition Corp I
1925 Century Park East
Suite 1700
Los Angeles, California 90067

> **Re: Disruptive Acquisition Corp I**
> **Registration Statement on Form S-1**
> **Filed March 8, 2021**
> **File No. 333-253971**

Dear Mr. Davis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 8, 2021

General

1. We note that the warrants being offered will become exercisable 30 days after the completion of your initial business combination. Given that the business combination could occur within one year, it appears that an offering of both the overlying and underlying securities may be taking place at the same time. Please revise to include the underlying shares as part of the registration statement or, if you disagree, explain to us why you believe this is unnecessary. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance. Please also revise the exhibits that will change as a result of registering the common stock underlying the warrants.

<u>Report of Independent Registered Public Accounting Firm , page F-2</u>

2.   The date of your auditor's report does not appear to be consistent with the disclosure included in Note 8-Subsequent Events. Please advise or revise.

<u>Exhibits and Financial Statement Schedules</u>
<u>Exhibit 5.1 - Opinion of Davis Polk & Wardwell LLP, page II-3</u>

3.   We note the assumption in the legality opinion filed as Exhibit 5.1 that "the Warrant Agreement to be entered into in connection with the Warrants has been duly authorized, executed and delivered by the Warrant Agent and the Company, and is a valid, binding and enforceable agreement of each party thereto." Please remove this assumption as it assumes away the relevant issue and assumes a material fact that underlies the opinion. For guidance see Section II.B.3.a of Staff Legal Bulletin 19.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Deanna Kirkpatrick